Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY ANNOUNCES Closing of Initial Public Offering

Vancouver, British Columbia – March 11, 2021 – Gold Royalty Corp. (NYSE American: GROY) (“GRC”) and GoldMining Inc. (TSX: GOLD; NYSE AMERICAN: GLDG) (“GoldMining”) today announced the closing of GRC’s initial public offering of 18,000,000 units of GRC (the “Units”) at a price of US$5.00 per Unit.

The gross proceeds to GRC from the offering were US$90.0 million. GRC plans to use the net proceeds from the offering to implement its growth and acquisition strategy and for other general working capital purposes.

H.C. Wainwright & Co. and BMO Capital Markets acted as the joint book-running managers and co-lead underwriters of a syndicate that included CIBC Capital Markets, Haywood Securities, Raymond James Ltd., Roth Capital Partners, Scotiabank, Sprott Capital Partners L.P. and TD Securities Inc.

The common shares and warrants of GRC began trading on the NYSE American on March 9, 2021 under the tickers “GROY” and “GROY WS”, respectively.

On completion of the offering, GoldMining continues to hold 20,000,000 common shares of GRC, or approximately 49.0% of its outstanding common shares.

GRC has granted the underwriters a 30-day option to purchase up to an additional 2,700,000 common shares and/or up to 1,350,000 warrants at the initial public offering price, less underwriting discounts and commissions.

Registration statements have been filed with the U.S. Securities and Exchange Commission and became effective on March 8, 2021. GRC has also obtained a receipt for its final prospectus filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, other than Québec on the date hereof. Copies of the prospectus may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by email to placements@hcwco.com; or BMO Capital Markets, 3 Times Square, 25th Floor, New York, NY 10036, Attn: Equity Syndicate Department, or by email to bmoprospectus@bmo.com.

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC are not registered as investment dealers in any Canadian jurisdictions and, accordingly, did not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of GRC, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

Gold Royalty Corp. / GoldMining Inc.

Telephone: (855) 630-1001

Email: info@goldmining.com

Email: info@goldroyalty.com

Forward Looking Statements

This press release contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws. Such statements include statements with regard to the expected use of proceeds of the offering by GRC. Words such as “expects”, “anticipates”, “plans” and “intends” or similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on GoldMining’s and GRC’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks inherent in the royalty and streaming business generally, any inability to identify and/or complete additional acquisitions, the ability of the GRC to obtain any necessary financing to complete additional acquisitions or execute its business plans, changes in commodities prices and the other risks factors that are described more fully in the section titled “Risk Factors” in the final prospectus relating to the offering, a copy of which is available on the SEDAR website at www.sedar.com and on EDGAR under GRC’s profile. Forward-looking statements contained in this announcement are made as of this date, and GRC undertakes no duty to update such information except as required under applicable law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3